

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 26, 2006

via U.S. mail
Mr. Manuel Pablo Zuniga-Pflucker
President and Chief Executive Officer
BPZ Energy, Inc.
11999 Katy Freeway, Suite 560
Houston, Texas 77079

> **Re:** **BPZ Energy, Inc.**
> **Amendment No. 2 to Registration Statement on**
> **Form S-1/A**
> **Filed October 16, 2006**
> **File No. 333-126934**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Forms 10-QSB for the Fiscal Quarters Ended**
> **March 31, 2006, and June 30, 2006**
> **Response Letter Dated October 16, 2006**
> **File No. 0-29098**

Dear Mr. Zuniga-Pflucker:

We have limited our review of the above filings and your response letter to only the areas commented on below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-1/A Filed October 16, 2006

General

1.   Please monitor your requirement to update your financial statements in your next amendment.

2.   Please provide updated consents with your next amendment.

Note 1 – Basis of Presentation and Significant Accounting Policies

September 2006 Restatement

Effects of Restatement, page F-37

3.   As discussed in our teleconference on October 25, 2006, it continues to appear
        that the earnings (loss) per diluted share presented in your Form S-1/A, do not
        agree to the amounts depicted in your Form 10-KSB/A for the same periods and
        restatement items. Please refer to page F-37 of the Form S-1/A(redline) and page
        43 of the Form 10-KSB/A and modify your documents accordingly.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the
registration statement as a confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of
a registration statement. Please allow adequate time after the filing of an amendment for
further review before submitting a request for acceleration. Please provide this request at
least two business days in advance of the requested effective date.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filing.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723 or Jill Davis, Accounting Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3745 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

<u>via facsimile</u>
Mark Coffin, Esq.
Adams & Reese
(713) 652-5152